SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. nº 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE BOARD OF DIRECTORS’ MEETING,
HELD ON MARCH 28, 2007

Date, time and place: Held on March 28, 2007, at 9:00 am, at Rua Gomes de Carvalho, no. 1.629, 15th floor, in the borough of Vila Olímpia, in the City of São Paulo, State of São Paulo. Attendance: Totality of the members of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A. (“Company”). Presiding Board: Mr. Constantino de Oliveira Jr., as chair of the meeting, invited me, Henrique Constantino, to be the Secretary of the meeting. Call: By call notice, in writing. Agenda: Resolve on: (i) granting of authorization to a subsidiary of the Company to enter into an agreement; and (ii) election of Executive Officers. Resolutions taken: After necessary clarifications: (i) GTI S. A., a subsidiary of the Company, with head-office in the City of São Paulo, State of São Paulo, at Rua Tamoios, nº 246, Parte, Jardim Aeroporto, CEP 04630-000, enrolled with the C.N.P.J. under no. 06.984.282/0001 -95 (“GTI”), was authorized to enter into an agreement for the acquisition of shares representing the total capital stock of VRG Linhas Aéreas S.A., a company with head-offices at Avenida Vinte de Janeiro, nº 330, Setor de Carga O, parte, Ilha do Governador, Sate of Rio de Janeiro, CEP 21941-570, enrolled with the CNPJ sob o nº 07.575.651/0001 -59 (“VRG”). The total acquisition price of the shares of VRG shall be the equivalent in reais to two hundred and seventy-five million North-American Dollars (US$275,000,000.00), of which the equivalent in Brazilian currency to ninety-eight million North-American Dollars (US$98,000,000.00) (representing less than 10% of the Company’s cash) shall be paid in cash, and the balance shall be paid by transfer of six million and forty nine thousand and one hundred eighty five (6,049,185) preferred shares issued by the Company (representing approximately 3% of all the shares of the Company), with transfer restrictions of up to thirty (30) months. The transaction will also involve the assumption of debentures issued by VRG in the amount of one hundred million reais (R$100,000,000.00), thus bringing the full aggregate amount of the transaction to approximately three hundred and twenty million North-American Dollars (US$320,000,000.00) . The Directors pointed out that the transaction will be conditioned upon the Company obtaining all the regulatory approvals from the competent authorities, including the Administrative Council of Economic Defense (CADE) and the National Civil Aviation Agency (ANAC). The Board of Executive Officers of the Company is, therefore, since now charged of and authorized to take all the necessary steps and to perform all the necessary acts for the transaction authorized herein to be formally carried out and implemented, including capitalization of GTI in such amount as may be necessary for the financial feasibility of the transaction; (ii) the following Executive Officers of the Company were reelected for an unified term of office of one (1) year: (a) CONSTANTINO DE OLIVEIRA JÚNIOR, Brazilian, married, businessman, bearer of Identity Card R.G. nº 929.100 SEP/DF and enrolled with the C.P.F. under nº 417.942.901 -25, resident and domiciled at Av. Dom Jaime Barros Câmara, nº 300, casa 1, City of São Bernardo do Campo, State of São Paulo, CEP 09895-40, to the title of Chief Executive Officer; (b) RICHARD FREEMAN LARK JR., naturalized Brazilian, single, bearer of Identity Card R.G. nº 50.440.294 -8-SSP/SP, enrolled with the C.P.F. under no. 214.996.428 -73, to the title of Executive Vice-President and Chief Finantial Officer, cumulating the title of Investor Relations Officer; (c) WILSON MACIEL RAMOS, Brazilian, businessman, bearer of Identity Card R.G. nº. 545.823 -SEP/DF and enrolled with the C.P.F. under no.. 096.377.109 -49, to the title of Vice-President Officer; (d) DAVID BARIONI NETO, Brazilian, businessman, bearer of Identity Card R.G. nº 3.818.902 SSP/SP and enrolled with the C.P.F. under no. 012.237.358 -85, to the title of Vice-President Officer; and (e) TARC¥SIO GERALDO GARGIONI; Brazilian, businessman, bearer of Identity Card R.G. nº 175.302 -9 SSP/SC and enrolled with the C.P.F. under no. 133.272.919 -34, to the title of Vice-President Officer, all domiciled at Rua Gomes de Carvalho, nº 1.629, Vila Olimpia, CEP 04547-006, São Paulo, State of São Paulo. Adjournment of the Meeting and Drawing up of the Minutes: After offering the floor to anyone who intended to make use of it, although no one did so, the meeting was adjourned for the time necessary to draw up these Minutes. After reopening this Meeting, Minutes were read and checked by those attending the meeting, who signed the document. I certify this instrument to be a true copy of the Minutes drawn up in the company’s records.

São Paulo, March 28, 2007.

_____________________________________________ Constantino de Oliveira Jr.	_____________________________________________ Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.